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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G




                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5) *


                            Bancinsurance Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   05945K-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)



             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)
      [ ] Rule 13d-1(c)
      [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

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CUSIP NO. 05945K-10-2                   13G/A

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Certain  members of the Simon Sokol family are filing this Amendment No. 5 to Schedule
13G as a group.  The members of the group are Simon  Sokol,  Barbara K. Sokol,  John S. Sokol,
James K. Sokol and Carla A. Sokol.


2.      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                                (a)   X
                                                                                     ---

                                                                                 (b) ___
3.      SEC USE ONLY



4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER
             2,816,131  (See Item 4 below for  number of shares  beneficially  owned by each member of group)

6.      SHARED VOTING POWER
                  -0-

7.      SOLE DISPOSITIVE POWER
             2,816,131  (See Item 4 below for  number of shares  beneficially  owned by each member of group)

8.      SHARED DISPOSITIVE POWER
                  -0-

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,816,131  (See Item 4 below for  number of shares  beneficially  owned by each member of group)

10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
             Not Applicable

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             54.7% (See Item 4 below for percent of class owned by each member of group)



                                Page 2 of 7 Pages

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12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 IN

Item 1(a).  Name of Issuer.

               Bancinsurance Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices.

               250 East Broad Street, 10th Floor
               Columbus, Ohio 43215

Item 2(a).  Name of Person Filing.

               Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), certain members of the Simon Sokol family are filing this Amendment No. 5 to Schedule 13G as a group.

               The individual members of the group on behalf of whom this Amendment No. 5 to Schedule 13G is being filed consist of:

Simon Sokol, individually and as a general partner of Falcon Equity Partners, L.P.

Barbara K. Sokol, individually and as a general partner of Falcon Equity Partners, L.P.

John S. Sokol, individually, as custodian for his minor children and as a general partner of Falcon Equity Partners, L.P.

James K. Sokol, individually

Carla A. Sokol, individually

               Barbara K. Sokol is the wife of Simon Sokol. John S. Sokol, James K. Sokol and Carla A. Sokol are the children of Simon Sokol and Barbara K. Sokol. Each of Simon Sokol, Barbara K. Sokol and John S. Sokol has previously filed separate Schedule 13G's. Because of their family relationship, they have elected, together with James K. Sokol and Carla A. Sokol, to file this Amendment No. 5 to Schedule 13G as a group.

Item 2(b).  Address of Principal Business Office or, if None, Residence.

               c/o Simon Sokol
               250 East Broad Street, 10th Floor
               Columbus, Ohio 43215

Item 2(c).  Citizenship.

               United States


                                Page 3 of 7 Pages
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Item 2(d).  Title of Class of Securities.

               Common Shares, without par value

Item 2(e).  CUSIP Number.

               05945K-10-2

Item 3.

               Not Applicable

Item 4.  Ownership.

               (a) Amount beneficially owned: 2,816,131 Common Shares as of December 31, 2002 (1)

               (b)    Percent of class: 54.7% as of December 31, 2002 (1)

               (c)    Number of Common Shares as to which the person has:

                      (i)    Sole power to vote or to direct the vote:

                             2,816,131 as of December 31, 2002 (1)

                      (ii)   Shared power to vote or to direct the vote:

                             None

                      (iii)  Sole power to dispose or to direct the
                             disposition of:

                             2,816,131 as of December 31, 2002 (1)

                      (iv) Shared power to dispose or to direct the disposition of:

                             None

--------------------

               (1) Simon Sokol owns of record or through a broker 321,976 Common Shares (6.4%) and is also the beneficial owner of 50,000 Common Shares (1.0%) that underlie currently exercisable stock options.

               Barbara K. Sokol owns of record or through a broker 317,192 Common Shares (6.3%).

               John S. Sokol owns of record or through a broker 145,741 Common Shares (2.9%), and is also the beneficial owner of 94,000 Common Shares (1.8%) that underlie currently exercisable stock options and 12,022 Common Shares (0.2%) that he holds as custodian for his minor children. John S. Sokol may also be deemed the beneficial owner of 2,100 Common Shares (0.04%) that are owned by his wife (as to which he disclaims beneficial ownership).

                                Page 4 of 7 Pages

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        James K. Sokol owns of record 68,611 Common Shares (1.4%).

        Carla A. Sokol owns of record 68,611 Common Shares (1.4%).

               1,750,000 of the 2,816,131 Common Shares (35.0%) shown are held of record by Falcon Equity Partner, L.P., an Ohio limited partnership whose sole partners are the members of the Simon Sokol family. Simon Sokol and Barbara K. Sokol each own a 36.6 percentage interest in Falcon Equity Partners, L.P. and their children, John S. Sokol, James K. Sokol and Carla A. Sokol each own an 8.9 percentage interest in Falcon Equity Partners, L.P. As the sole managing general partner, Simon Sokol has sole power to dispose or direct the disposition of the Common Shares held of record by Falcon Equity Partners, L.P. As the general partners, Simon Sokol, Barbara K. Sokol and John S. Sokol share the power to vote or direct the vote with respect to the Common Shares held of record by Falcon Equity Partners, L.P.

               Each of the undersigned members of the group disclaims beneficial ownership of Common Shares owned by the other undersigned members of his or her family, and this filing shall not be construed as an admission that any of the undersigned is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any such Common Shares of another undersigned.

Item 5.  Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

               See Note (1) to Item 4.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the
         Parent Holding Company or Control Person.

               Not Applicable

Item 8.  Identification and Classification of Members of the Group.

               In lieu of a separate exhibit, please see Item 2(a).

Item 9.  Notice of Dissolution of Group.

               Not Applicable

Item 10.  Certifications.

               Not Applicable


                                Page 5 of 7 Pages

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                                    Signature

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.*


Dated:  January 31, 2003


/s/ Simon Sokol
------------------------------------
Simon Sokol,
individually and as a general partner of Falcon Equity Partners, L.P.


/s/ Barbara K. Sokol
------------------------------------
Barbara K. Sokol,
individually and as a general partner of Falcon Equity Partners, L.P.


/s/ John S. Sokol
------------------------------------
John S. Sokol,
individually, custodian for his minor children and as a general partner of Falcon Equity Partners, L.P.


/s/ James K. Sokol
------------------------------------
James K. Sokol
individually


/s/ Carla A. Sokol
------------------------------------
Carla A. Sokol
Individually


               * In accordance with Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Exchange Act, this Amendment No. 5 to the Schedule 13G filed on January 7, 1998 (as amended by Amendment No. 1 filed on January 18, 1999, Amendment No. 2 filed on January 14, 2000, Amendment No. 3 filed on February 9, 2001 and Amendment No. 4 filed on January 31, 2002) with the Securities and Exchange Commission on behalf of Simon Sokol, is filed pursuant to an agreement among the above-listed parties, which is attached hereto as EXHIBIT A.

                                Page 6 of 7 Pages


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                                    EXHIBIT A


               Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Amendment No. 5 to Schedule 13G (as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4) to which this EXHIBIT A is attached is filed on behalf of each of the undersigned.

Dated:  January 31, 2003


/s/ Simon Sokol
------------------------------------
Simon Sokol,
individually and as a general partner of Falcon Equity Partners, L.P.


/s/ Barbara K. Sokol
------------------------------------
Barbara K. Sokol,
individually and as a general partner of Falcon Equity Partners, L.P.


/s/ John S. Sokol
------------------------------------
John S. Sokol,
individually, custodian for his minor children and as a general partner of Falcon Equity Partners, L.P.


/s/ James K. Sokol
------------------------------------
James K. Sokol
individually


/s/ Carla A. Sokol
------------------------------------
Carla A. Sokol
Individually


                                Page 7 of 7 Pages